EXHIBIT 23.1(a)
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Citizens, Inc. for the registration of Class A common stock and to the incorporation by reference therein of our reports dated March 30, 2007, with respect to the consolidated financial statements and schedules of Citizens, Inc., Citizens, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Citizens, Inc., included in its Annual Report (Form 10-K/A) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, Texas
May 30, 2007